UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sotheby’s

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,660,925 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,660,925 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,660,925 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,660,925 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,660,925 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,660,925 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013, Amendment No. 2 filed on February 27, 2014, Amendment No. 3 filed on March 13, 2014, Amendment No. 4 filed on March 26, 2014 and Amendment No. 5 thereto filed on May 6, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed to amend Item 2, Item 3 and Item 5 as follows:

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is amended and restated to read as follows:

(b) The principal business address of the Third Point Reporting Persons is 390 Park Avenue, 19th Floor, New York, New York 10022.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Funds expended an aggregate of approximately $294,295,244 of their own investment capital to acquire the shares of Common Stock held by them.

The Third Point Reporting Persons and the Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are amended and restated to read as follows:

(a) As of 4:00 p.m., New York City time, on February 29, 2016, the Third Point Reporting Persons beneficially own an aggregate of 6,660,925 shares of Common Stock held by the Funds (the “Shares”). The Shares represent 10.75% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 61,942,422 shares of Common Stock outstanding as of February 24, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed by the Issuer with the Securities and Exchange Commission on February 26, 2016.

(b) Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds.

(c) On February 15, 2016, Mr. Loeb was granted 925 shares of Common Stock as quarterly director compensation. As a director of the Issuer Mr. Loeb was entitled to receive $18,750 in compensation and elected to receive such consideration in the form of shares of Common Stock. The shares of Common Stock were granted at a price equal to $20.26 per share, the closing price of the Issuer’s shares of Common Stock on the business day prior to the award. On February 17, 2016, Daniel S. Loeb contributed as a gift such 925 shares of Common Stock to the Funds. Except as set forth on Schedule I hereto or otherwise reported herein, there have been no other transactions in the securities of the Issuer effected in last 60 days by the Third Point Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 29, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2016	THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: February 29, 2016	DANIEL S. LOEB

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

SCHEDULE I

Except as otherwise reported in the Schedule 13D, this Schedule I sets forth information with respect to each purchase and sale of Shares which was effectuated by a Third Point Reporting Person in the last sixty days, through 4:00 p.m., New York City time, on February 29, 2016. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
2/29/16	10,000	$21.93